Exhibit (d)(7)

SCHEDULE A

Revised April 21, 2026 to the Sub-Advisory Agreement

Dated May 22, 2025 by and between

Exchange Traded Concepts LLC And

RFG Advisory, LLC

The Adviser will pay the Sub-Adviser, as full compensation for all services provided under this Agreement, a fee computed daily at an annual rate based on the average daily net assets of the Fund(s) in accordance with the following fee schedule.

[OMITTED]

Agreed and Accepted:

ADVISER:		SUBADVISER:

Exchange Traded Concepts, LLC		RFG Advisory, LLC

By:	/s/ Richard Malinowski	By:	/s/ Rick Wedell
Name:	Richard Malinowski	Name:	Rick Wedell
Title:	Co-Chief Executive Officer	Title:	Chief Investment Officer